                                        FORM U-3A-2


                                                        File No. 69-248

                            SECURITIES & EXCHANGE COMMISSION
                                     Washington, D.C.

                  Statement by Holding Company Claiming Exemption
                    Under Rule U-3A-2 from the Provisions of the
                     Public Utility Holding Company Act of 1935


SOUTHWESTERN ENERGY COMPANY hereby files with the Securities & Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

        1. Southwestern Energy Company, an Arkansas corporation, is located at 1083 Sain Street, Fayetteville, Arkansas (P. O. Box 1408, Fayetteville, Arkansas 72702-1408). Southwestern Energy Company is a holding company with eight wholly owned subsidiaries. The wholly owned subsidiaries of the holding company are Arkansas Western Gas Company, a gas utility; SEECO, Inc., an Arkansas based gas exploration and production company; Southwestern Energy Production Company (formerly Arkansas Western Production Company), an oil and gas exploration and production company with offices in Oklahoma, Texas and Arkansas; A. W. Realty Company, an Arkansas real estate company which holds real estate interests; Southwestern Energy Pipeline Company, a corporation that owns an interest in a partnership that operates an intrastate natural gas pipeline in Arkansas; Arkansas Western Pipeline Company, a corporation that operates an 8-mile interstate pipeline in northeast Arkansas and southeast Missouri; Southwestern Energy Services Company, an Oklahoma based gas marketing company; and Diamond "M" Production Company, a Texas based oil and gas exploration and production company. Arkansas Gas Gathering Company is a wholly owned subsidiary of SEECO, Inc., and is currently inactive.
               The main location of Arkansas Western Gas Company is 1001 Sain Street, Fayetteville, Arkansas 72701. SEECO, Inc., Arkansas Gas Gathering Company, A. W. Realty Company, Southwestern Energy Pipeline Company and Arkansas Western Pipeline Company occupy the same location as that of Claimant. The main locations of Southwestern Energy Production Company are 5151 San Felipe, Suite 700, Houston, Texas 77056-3608, and 5600 N. May Ave., Suite 200, Oklahoma City, Oklahoma 73112-3979. The main location of Southwestern Energy Services Company is 2200 Mid-Continent Tower, 401 South Boston, Tulsa, Oklahoma 74103. The main location of Diamond "M" Production Company is 5151 San
               Felipe, Suite 700, Houston, Texas 77056-3608.   All
               subsidiaries, with the exception of Diamond "M" Production Company, are Arkansas corporations with Southwestern Energy Production Company being authorized to do business in Oklahoma, Texas, Wyoming, Louisiana, North Dakota, South Dakota, Kansas, New Mexico, Mississippi and Nebraska. SEECO, Inc., has authority to operate only in Arkansas. Arkansas Western Gas Company and Arkansas Western Pipeline Company are also authorized to do business in Missouri and Southwestern Energy Pipeline Company is also authorized to do business in Oklahoma. Southwestern Energy Services Company is also authorized to do business in Oklahoma and Texas. Diamond "M" Production Company is a Delaware corporation authorized to do business in New Mexico, Oklahoma and Texas.

        2. Claimant, Southwestern Energy Company, is the parent company and owns beneficially and of record 100% of the issued and outstanding shares of stock of its eight subsidiaries.

               Arkansas Western Gas Company (AWG), Claimant's only public utility subsidiary, operates 6,328 miles of pipeline. This system includes, in Arkansas, a gathering and storage system with 442 miles of pipeline, 917 miles of transmission pipeline and 3,422 miles of distribution pipeline. Additionally the system includes, in Missouri, 434 miles of transmission pipeline and 1,113 miles of distribution pipeline.

               AWG's northwest Arkansas gas utility system gathers its gas supply from the Arkoma Basin where it also provides distribution service to communities in that area, including the towns of Ozark and Clarksville. AWG's transmission and distribution lines extend north and supply communities in the northwest part of the state, including the towns of Fayetteville, Springdale and Rogers. AWG's service area also extends to the east to the Harrison and Mountain Home areas. This eastern section of the AWG system receives a portion of its gas supply from a lateral line off of the NOARK Pipeline System (NOARK) as discussed below. Through its division, Associated Natural Gas Company (Associated), AWG provides distribution of natural gas to communities in northeast Arkansas and parts of Missouri. Major communities served in northeast Arkansas include Blytheville, Piggott and Osceola. The Associated distribution system also serves the "bootheel" area in southeast Missouri, including the communities of Sikeston, New Madrid and Caruthersville, and extends north to the Jackson area. In addition, Associated provides service to Butler, Missouri, near the state's western border, and Kirksville, Missouri, near the state's northern border, through connections off of interstate pipelines in those areas.

               Southwestern Energy Pipeline Company owns a 47.93% general partnership interest in NOARK, a 258-mile intrastate pipeline that ties the Claimant's gathering and transmission pipeline systems in northwest Arkansas to its distribution systems in northeast Arkansas and southeast Missouri. NOARK starts near Fort Smith, at the Fort Chaffee military reservation, and extends east through the Arkoma Basin and across northern Arkansas. A lateral from NOARK extends north and connects to AWG's distribution line in the Mountain Home area. NOARK crosses three interstate pipelines in northeast Arkansas and ends at an interconnection with Arkansas Western Pipeline Company's 8-mile interstate pipeline at the Arkansas/Missouri border. This pipeline transports gas from NOARK to Associated's distribution system. Attached hereto and made a part hereof is a map indicating the Company's transmission and distribution system.

        3. Arkansas Western Gas Company made gas sales for the 12 months ended December 31, 1996, as follows:

               (a)  Natural gas distributed at retail:

                                   Average
               Utility Sales      Consumers           Mcf           Sales

               Residential         148,085          13,411,498    $ 71,996,093
               Commercial           20,151           8,730,985      39,178,707
               Industrial              331           7,713,413      25,306,923

                      Total        168,567          29,855,896    $136,481,723

               (b) There were 8,113,597 Mcf of natural gas distributed at retail outside the state of Arkansas by the public utility subsidiary.

               (c) There were 2,343,304 Mcf of natural gas sold to industrial consumers outside the state or at the state line by the public utility subsidiary.

               (d) There were 4,328,920 Mcf of natural gas purchased outside the state or at the state line by the public utility subsidiary.

        4. The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.


                                  EXHIBIT A

Consolidating Statements of Income and Surplus along with Consolidating Balance Sheets for the year ended December 31, 1996.

                                  EXHIBIT B

Financial Data Schedule for the year ended December 31, 1996.

                                  EXHIBIT C

The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.

                                   APPENDIX

A map of the Company's transmission and distribution system has been omitted from the electronic filing. A narrative description of the system is provided in item 2 above.

The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1997.

                                             SOUTHWESTERN ENERGY COMPANY



                                             By:   /s/ GREGORY D. KERLEY
                                                 -------------------------
                                                      Gregory D. Kerley
                                                  Vice President - Treasurer
                                                       and Secretary


ATTEST:



  /s/ JEFFREY L. DANGEAU
--------------------------
    Jeffrey L. Dangeau
    Assistant Secretary




Notices and correspondence concerning this statement should be addressed to:
        Gregory D. Kerley, Vice President - Treasurer and Secretary Southwestern Energy Company
        P. O. Box 1408
        Fayetteville, Arkansas  72702-1408

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1996
(in thousands)

                                                                                 Southwestern               Southwestern  Arkansas
                                       Southwestern  Arkansas                    Energy        A.W.         Energy        Western
                                       Energy        Western Gas                 Production    Realty       Pipeline      Pipeline
                                       Company       Company       SEECO, Inc.   Company       Company      Company       Company
                                       ------------  -----------   -----------   ------------  ---------    ------------  --------
Operating Revenues:
    Gas sales                          $         -   $  136,482    $   52,664    $    25,866   $      -     $         -   $     -
    Oil sales                                    -            -             -          7,620          -               -         -
    Gas Transportation                           -        3,775             -              -          -               -       412
    Other                                        -        2,472           133              -        256               2         -
                                       ------------  -----------   -----------   ------------  ---------    ------------  --------
                                                 -      142,729        52,797         33,486        256               2       412
                                       ------------  -----------   -----------   ------------  ---------    ------------  --------

Operating Costs and Expenses:
    Purchased gas costs                          -       83,641             -             -           -               -         -
    Operating and general                        -       36,464         4,668         9,977         166             151        36
    Depreciation, depletion and
      amortization                               -        5,694        11,724        23,515          67               -        98
    Taxes, other than income taxes             349        2,754           404         1,858          18               1        29
                                       ------------  -----------   -----------   ------------  ---------    ------------  --------
                                               349      128,553        16,796        35,350         251             152       163
                                       ------------  -----------   -----------   ------------  ---------    ------------  --------
        Operating income                      (349)      14,176        36,001        (1,864)          5            (150)      249
                                       ------------  -----------   -----------   ------------  ---------    ------------  --------

Interest Expense:
    Interest on long-term debt              15,982            -             -             -           -               -         -
    Intercompany interest                   (5,675)       5,128        (1,483)        1,555         173             102       107
    Other interest charges                     637          373           180             8           -               1         4
    Interest capitalized                         -          (59)         (317)       (3,766)          -               -         -
                                       ------------  -----------   -----------   ------------  ---------    ------------  --------
                                            10,944        5,442        (1,620)       (2,203)        173             103       111
                                       ------------  -----------   -----------   ------------  ---------    ------------  --------

Other Income (Expense)                      23,225         (163)         (272)            3          78          (3,777)       26
                                       ------------  -----------   -----------   ------------  ---------    ------------  --------

    Income before provision for income
          taxes                             11,932        8,571        37,349           342         (90)         (4,030)      164

Provision (Benefit) for Income Taxes        (4,333)       3,262        14,570           (74)        (35)         (1,581)       64
                                       ------------  -----------   -----------   ------------  ---------    ------------  --------


        Net Income (Loss)              $    16,265     $  5,309    $   22,779    $      416    $    (55)    $    (2,449)  $   100
                                       ============  ===========   ===========   ============  =========    ============  ========



SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1996
(in thousands)
                                       Southwestern    Diamond
                                       Energy          "M"
                                       Services        Production
                                       Company         Company       Eliminations      Consolidated
                                       ------------    ----------    ------------      ------------
Operating Revenues:
    Gas sales                          $         -     $      21     $(40,295) (b)     $   174,738
    Oil sales                                    -           674           -                 8,294
    Gas transportation                           -             -           23  (c)           4,210
    Other                                       37             -         (916) (c)           1,984
                                       ------------    ----------    ------------      ------------
                                                37           695      (41,188)             189,226
                                       ------------    ----------    ------------      ------------

Operating Costs and Expenses:
    Purchased gas costs                          -             -      (40,790) (b) (c)      42,851
    Operating and general                      412           166       (1,531) (c)          50,509
    Depreciation, depletion and
      amortization                               7           294          995  (c)          42,394
    Taxes, other than income taxes              14            49            -                5,476
                                       ------------     ---------    ------------      ------------
                                               433           509      (41,326)             141,230
                                       ------------     ---------    ------------      ------------

        Operating income                      (396)          186          138               47,996
                                       ------------     ---------    ------------      ------------

Interest Expense:
    Interest on long-term debt                   -             -            -               15,982
    Intercompany interest                       34            59            -                    -
    Other interest charges                       1             -            -                1,204
    Interest capitalized                         -             -            -               (4,142)
                                       ------------     ---------    ------------      ------------
                                                35            59            -               13,044
                                       ------------     ---------    ------------      ------------

Other Income (Expense)                           3             -      (23,138) (c) (d)      (4,015)
                                       ------------     ---------    ------------      ------------

    Income before provision for income
          taxes                               (428)          127      (23,000)              30,937

Provision (Benefit) for Income Taxes          (166)           44            -               11,751
                                       ------------     ---------    ------------      ------------


        Net Income (Loss)              $      (262)     $     83     $(23,000)         $    19,186
                                       ============     =========    ============      ============

(b)To eliminate intercompany sales and purchases.
(c)To eliminate intercompany income and expense items.
(d)To eliminate intercompany dividends.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
(in thousands)
                                                                                 Southwestern               Southwestern  Arkansas
                                       Southwestern  Arkansas                    Energy        A.W.         Energy        Western
                                       Energy        Western Gas                 Production    Realty       Pipeline      Pipeline
                                       Company       Company       SEECO, Inc.   Company       Company      Company       Company
                                       ------------  -----------   -----------   ------------  -------      ------------  --------
Assets

Current Assets:
    Cash                               $    1,714     $     446     $       -    $       124    $     -     $         -   $      -
    Accounts receivable                     1,201        26,242         1,700          7,003          1             133          4
    Income taxes receivable                 6,623             -             -              -          -               -          -
    Inventories, at average cost                -        14,300         3,216             55          -               -          -
    Under-recovered purchased gas costs         -         3,030             -              -          -               -          -
    Other                                     879         1,464           508            621          2               -         10
                                       ------------  -----------   -----------   ------------   --------    ------------  ---------
        Total current assets               10,417        45,482         5,424          7,803          3             133         14
                                       ------------  -----------   -----------   ------------   --------    ------------  ---------

Investments:
    Investment in subsidiaries, at cost   407,613             -             -              -          -               -          -
    Advances to (from) subsidiaries        (3,149)            -       (17,035)        30,542     (2,787)             (2)         -
    Other                                     (17)            -             -              -         49           6,525          -
                                       -----------  ------------   -----------   ------------   --------    ------------   --------
                                          404,447             -       (17,035)        30,542     (2,738)          6,523          0
                                       -----------  ------------   -----------   ------------   --------    ------------   --------

Property, Plant and Equipment:
    Oil and gas properties, using the
        full cost method                        -             -       219,292        411,132          -              -          -
    Gas utility system                          -       200,646             -              -          -             97      2,327
    Gas in underground storage                  -        12,432        13,204              -          -              -          -
    Other                                  13,969             -             -          2,036      5,914              -          -
                                       -----------   -----------   -----------   ------------   --------    -----------   --------
                                           13,969       213,078       232,496        413,168      5,914             97      2,327
    Less - Accumulated depreciation,
        depletion and amortization          8,252        67,382        99,261        143,053        569              -        317
                                       -----------   -----------   -----------   ------------   --------    -----------   --------
                                            5,717       145,696       133,235        270,115      5,345             97      2,010
                                       -----------   -----------   -----------   ------------   --------    -----------   --------

Other Assets                                6,967         4,539            43            308          -              -        140
                                       -----------   -----------   -----------   ------------   --------    -----------   --------

                                       $  427,548    $  195,717    $  121,667    $   308,768    $ 2,610     $    6,753    $ 2,164
                                       ===========   ===========   ===========   ============   ========    ===========   ========

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
(in thousands)

                                       Southwestern  Diamond
                                       Energy        "M"
                                       Services      Production
                                       Company       Company       Eliminations  Consolidated
                                       ------------  ----------    ------------  ------------
Assets
Current Assets:
    Cash                               $         3          10     $       -     $     2,297
    Accounts receivable                      3,644           -             -          39,928
    Income taxes receivable                      -           -             -           6,623
    Inventories, at average cost                 -           -             -          17,571
    Under-recovered purchased gas costs          -           -             -           3,030
    Other                                        -           -             -           3,484
                                       ------------  ----------    ------------  ------------
        Total current assets                 3,647          10             -          72,933
                                       ------------  ----------    ------------  ------------

Investments:
    Investment in subsidiaries, at cost          -           -      (407,613) (a)          -
    Advances to (from) subsidiaries         (1,211)     (6,358)            -               -
    Other                                        -           -             -           6,557
                                       ------------  ----------    ------------  ------------
                                            (1,211)     (6,358)     (407,613)          6,557
                                       ------------  ----------    ------------  ------------

Property, Plant and Equipment:
    Oil and gas properties, using the
        full cost method                        -        6,676             -         637,100
    Gas utility system                          -            -             -         203,070
    Gas in underground storage                  -            -             -          25,636
    Other                                     112            -             -          22,031
                                       -----------   ----------    ------------  ------------
                                              112        6,676             -         887,837
    Less - Accumulated depreciation,
        depletion and amortization              7          294             -         319,135
                                       -----------   ----------    ------------  ------------
                                              105        6,382             -         568,702
                                       -----------   ----------    ------------  ------------

Other Assets                                    -            1             -          11,998
                                       -----------   ----------    ------------  ------------

                                       $    2,541    $      35     $(407,613)    $   660,190
                                       ===========   ==========   =============  ============

(a)To eliminate investment in subsidiaries.

CONSOLIDATING BALANCE SHEET (continued)
DECEMBER 31, 1996
(in thousands)
                                                                                 Southwestern               Southwestern  Arkansas
                                       Southwestern  Arkansas                    Energy        A.W.         Energy        Western
                                       Energy        Western Gas                 Production    Realty       Pipeline      Pipeline
                                       Company       Company       SEECO, Inc.   Company       Company      Company       Company
                                       ------------  -----------   -----------   ------------  -------      ------------  --------
Liabilities and Shareholders' Equity
Current Liabilities:
    Current portion of long-term debt  $     3,071   $        -    $        -    $         -   $    -       $         -   $     -
    Accounts payable                         7,743        8,148         3,917          3,124        -                 3        12
    Taxes payable                              494        2,264           381             62        6                (5)       (1)
    Customer deposits                            -        4,904             -              -        -                 -         -
    Other                                   (1,087)       4,937           113            934        -                 -         -
                                       ------------  -----------   -----------   ------------  -------      ------------  --------
          Total current liabilities         10,221       20,253         4,411          4,120        6                (2)       11
                                       ------------  -----------   -----------   ------------  -------      ------------  --------

Long-Term Debt, less current
    portion above                          275,214       78,512             -             -         -                 -       890
                                       ------------  -----------   -----------   ------------  -------      ------------  --------
Other Liabilities:
    Deferred income taxes                    1,217       19,369        34,888        67,836       419             5,032       183
    Deferred investment tax credits              -        1,791             -             -         -                 -         -
    Other                                      582          985             -         2,960         -                 -         -
                                       ------------  -----------   -----------   ------------  -------      ------------  --------
                                             1,799       22,145        34,888        70,796       419             5,032       183
                                       ------------  -----------   -----------   ------------  -------      ------------  --------

Shareholders' Equity:
    Common stock                             2,774       24,214         8,244             1         1                 2         2
    Capital in excess of par                21,336       29,000        22,000       234,544     1,728             7,573       900
    Retained earnings                      150,262       21,593        52,124          (693)      456            (5,852)      178
    Common stock in treasury, at cost      (33,603)           -             -             -         -                 -         -
    Unamortized cost of shares issued
         under stock grant plan               (455)           -             -             -         -                 -         -
                                       ------------  -----------   -----------   -----------   -------      ------------  --------
                                          140,314        74,807        82,368       233,852     2,185             1,723     1,080
                                       ------------  -----------   -----------   -----------   -------      ------------  --------

                                       $  427,548    $  195,717    $  121,667    $  308,768    $2,610       $     6,753   $ 2,164
                                       ============  ===========   ===========   ===========   =======      ============  ========

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET (continued)
DECEMBER 31, 1996
(in thousands)

                                       Southwestern  Diamond
                                       Energy        "M"
                                       Services      Production
                                       Company       Company       Eliminations  Consolidated
                                       ------------  -----------   ------------  ------------
Liabilities and Shareholders' Equity
Current Liabilities:
    Current portion of long-term debt  $         -   $        -    $        -    $     3,071
    Accounts payable                         2,697            -             -         25,643
    Taxes payable                               82            7             -          3,290
    Customer deposits                            -            -             -          4,904
    Other                                       16            -             -          4,913
                                       ------------  -----------   -----------   ------------
          Total current liabilities          2,795            7             -         41,822
                                       ------------  -----------   -----------   ------------

Long-Term Debt, less current
    portion above                               -             -       (79,402) (a)   275,215
                                       -----------   -----------   -----------   ------------

Other Liabilities:
    Deferred income taxes                       6          (55)             -        128,895
    Deferred investment tax credits             -            -              -          1,791
    Other                                       -            -              -          4,527
                                       -----------   ----------    -----------   ------------
                                                6          (55)             -        135,213
                                       -----------   ----------    -----------   ------------

Shareholders' Equity:
    Common stock                               2             -        (32,466) (a)     2,774
    Capital in excess of par                   -             -       (295,745) (a)    21,336
    Retained earnings                       (262)           83              -        217,889
    Common stock in treasury, at cost          -             -              -        (33,603)
    Unamortized cost of shares issued
         under stock grant plan                -             -              -           (455)
                                       ----------    ----------    -----------   ------------
                                            (260)           83       (328,211)       207,940
                                       ----------    ----------    -----------   ------------


                                       $   2,541     $      35     $ (407,613)   $   660,190
                                       ==========    ==========    ===========   ============

(a)To eliminate investment in subsidiaries.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1996
(in thousands)

                                                                                 Southwestern               Southwestern Arkansas
                                       Southwestern  Arkansas                    Energy        A.W.         Energy       Western
                                       Energy        Western Gas   Seeco, Inc.   Production    Realty       Pipeline     Pipeline
                                       ------------  -----------   -----------   ------------  -------      ------------ --------

RETAINED EARNINGS, beginning of year   $   139,926   $   16,284    $   52,345    $    (1,109)  $  511     $ (3,403)    $      78

Net income (loss)                           16,265        5,309        22,779            416      (55)      (2,449)          100

Cash dividends                              (5,929)           -       (23,000)             -        -            -             -
                                       ------------  -----------   -----------   ------------  -------    ---------    ----------

RETAINED EARNINGS, end of year         $   150,262   $   21,593    $   52,124    $      (693)  $  456     $ (5,852)    $     178
                                       ============  ===========   ===========   ============  =======    =========    ==========

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1996
(in thousands)


                                       Southwestern  Diamond
                                       Energy        "M"
                                       Services      Production
                                       Company       Company       Eliminations  Consolidated
                                       ------------  -----------   ------------  ------------

RETAINED EARNINGS, beginning of year   $         -            -    $      -      $   204,632

Net income (loss)                             (262)          83     (23,000) (d)      19,186

Cash dividends                                   -            -     (23,000) (d)      (5,929)
                                       ------------  -----------   ------------  ------------

RETAINED EARNINGS, end of year         $      (262)  $       83    $      -      $   217,889
                                       ============  ===========   ============  ============

(d)To eliminate intercompany dividends.